

February 8, 2011

Mr. Patrick M. Lavelle
President and Chief Executive Officer
Audiovox Corporation
180 Marcus Blvd
Hauppauge, New York 11788

      Re: Audiovox Corporation
              Form 10-K for fiscal year ended February 28, 2010
              Filed May 14, 2010, as amended January 25, 2011
              File No. 001-09532

Dear Mr. Lavelle:

      We have completed our limited review of your filing and do not have any further comments at this time.

                            Sincerely,

                            Amanda Ravitz
                            Assistant Director

cc (via fax):   Robert S. Levy, Esq.--Levy, Stopol & Camelo, LLP